Exhibit 1A-11.5

February 22, 2023

Re: Certification of Expert Opinion re: LUXUS Argyle LLC, The Flawless Collection Series 03

We consent to the use in the Offering Statement, as it may be amended, and communication materials of our expert opinion regarding the characteristics and evaluation of the underlying asset of The Flawless Collection, Series 3 of Luxus Argyle LLC.

If you have any questions or comments.

Best.

Greg Kwiat

CEO